Filed by CIENA Corporation pursuant to Rule 425 Commission File No. 0-21969 Subject Company: WaveSmith Networks, Inc.

Press Contacts:	Denny Bilter or Glenn Jasper CIENA Corporation (877) 857-7377 email: pr@ciena.com

Investor Contacts:	Suzanne DuLong or Jessica Towns CIENA Corporation (888) 243-6223 email: ir@ciena.com

FOR IMMEDIATE RELEASE

CIENA ANNOUNCES INTENT TO ACQUIRE WAVESMITH

Addition of Multiservice Switching Platform to Product Portfolio Expands Addressable Market

LINTHICUM, Md. – April 9, 2003 – CIENA® Corporation (NASDAQ: CIEN), a leading provider of intelligent optical networking systems and software, today announced a definitive agreement under which CIENA will acquire privately-held WaveSmith Networks, Inc. Based in Acton, Mass., WaveSmith is a leading innovator of multiservice switching. CIENA was an investor in WaveSmith’s third round of financing and resells WaveSmith’s equipment under a previously announced worldwide sales and reseller agreement.

Under the terms of the acquisition agreement, WaveSmith will merge into CIENA, and all remaining outstanding shares of WaveSmith common and preferred stock will be exchanged for approximately 36 million shares of CIENA common stock. CIENA also will assume WaveSmith’s employee stock options, which will be converted into options to purchase CIENA shares. The aggregate value of the shares to be issued by CIENA for this acquisition is approximately $158 million, which is net of the return on CIENA’s original investment in WaveSmith resulting from the merger. CIENA expects the transaction will be accretive to its 2004 earnings, exclusive of certain unusual, non-operational or non-recurring charges or credits that are required by GAAP.

“Restoring growth and profitability to our business in this challenging environment requires that we be willing to take action to expand our addressable market to drive revenue,” said Gary Smith, CIENA’s president and CEO. “Through the addition of WaveSmith’s products to CIENA’s next-generation networking solutions, we gain access to a substantial incremental market opportunity for CIENA.”

Industry analyst firm Infonetics Research estimates that the worldwide multiservice switch market addressed by WaveSmith’s products will grow from approximately $2.4 billion in 2003 to nearly $4 billion by 2006.

WaveSmith recently announced a multi-year contract with SBC Services Inc. for WaveSmith’s DN 7100™ multiservice switch to be used for DSL aggregation across 200 nationwide sites.

“This combination furthers CIENA’s product strategy of leveraging our core position to reach out, up and across incumbent carriers’ networks – expanding our addressable market as we go,” continued Smith. “By adding multiservice data switching-capable products to our in-house solution set, we not only open another door through which to penetrate our target customers but we also will be able offer customers additional cost savings through enhanced network automation.”

WaveSmith’s Multiservice Switch Platform
 WaveSmith’s Distributed Node (DN)™ multiservice switching platform allows service providers to transition their networks at a pace that matches their business plans and capital budgets. WaveSmith offers customers a platform that is purpose-built for carrier environments with industry-leading reliability, scalability, and economy. WaveSmith provides an ideal cap-and-grow solution for legacy networks by bringing feature parity with legacy gear, offering a migration path to future technologies, and achieving operational and capital savings in excess of 50 percent.

“In this capital constrained market, carriers are closely examining every expenditure to make sure it generates a revenue-producing result. WaveSmith’s DN switching platform makes carriers’ existing services at layer 2 more profitable while at the same time providing a future-proofed foundation to evolve with their legacy infrastructure,” said Tom Burkardt, chairman, president and CEO of WaveSmith. “CIENA’s global reach, financial strength, market presence, and product strategy combined with WaveSmith’s leading multiservice data switching platform provides carriers with a compelling and comprehensive offering.”

Transaction Terms
 CIENA expects the transaction to qualify as a tax-free reorganization. This transaction is subject to various conditions and approval by appropriate government agencies and the stockholders of WaveSmith.

The boards of directors of both CIENA and WaveSmith each have approved the transaction. It is expected that this transaction will close during CIENA’s third fiscal quarter 2003. WaveSmith will continue to operate from Acton.

Live Conference Call/Web Broadcast
 In conjunction with this announcement, CIENA will host a discussion about the agreement with investors and financial analysts today, Wednesday, April 9, 2003 at 5:30 p.m. (Eastern). The live broadcast of the discussion will be available via CIENA’s homepage at www.CIENA.com. An archived version of the discussion will be available shortly following the conclusion of the live broadcast on the Investor Relations page of CIENA’s website at: www.CIENA.com/investors.

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ABOUT CIENA
 CIENA Corporation’s market-leading optical networking systems form the core for the new era of networks and services worldwide. CIENA’s LightWorks™ architecture enables next-generation optical services and changes the fundamental economics of service-provider networks by simplifying the network and reducing operating costs. Additional information about CIENA can be found at http://www.ciena.com.

ABOUT WAVESMITH
 WaveSmith was founded in March of 2000 to redefine multiservice switching. Its approach empowers carriers to cap their investments in aging technology while they begin deploying next-generation platforms. In this way, WaveSmith embraces carriers’ near-term, tactical requirements as well as their strategic vision. The WaveSmith Distributed Node (DN)™ multiservice switch platform is the first product line designed from the ground up to sustain and leverage today’s layer 2 infrastructure with an evolutionary path to future technologies. For more information, visit WaveSmith at www.wavesmithnetworks.com.

     This press release includes certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. The forward-looking statements in this document include statements about future financial and operating results and the proposed CIENA/WaveSmith Networks transaction. These statements are based on our expectations and are naturally subject to uncertainty and changes in circumstances. Actual results could vary materially from these expectations. The following factors, among others, could cause actual results to differ materially from those described herein: inability to obtain, or meet conditions imposed for, governmental and other approvals for CIENA’s acquisition of WaveSmith Networks, including approval by the stockholders of WaveSmith Networks; the risk that the CIENA and WaveSmith Networks businesses will not be integrated successfully; the costs related to the merger; and other economic, business, competitive and/or regulatory factors affecting CIENA’s and WaveSmith Networks’ business generally. There can be no assurance that the contemplated advantages will be achieved upon any consummation of the merger. More detailed information about these and other factors is set forth in CIENA’s filings with the Securities and Exchange Commission, including CIENA’s Annual Report filed on Form 10-K for the fiscal year ended October 31, 2002 and its Quarterly Report on Form 10-Q for the quarter ended January 31, 2003, especially in the Management’s Discussion and Analysis section, and its Current Reports on Form 8-K. CIENA is under no obligation (and expressly disclaims any such obligation) to update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

     CIENA, its directors, executive officers and certain other members of management and employees may be soliciting proxies from WaveSmith Networks stockholders. WaveSmith Networks, Inc., its directors, executive officers and certain other members of management and employees may be soliciting proxies from WaveSmith Networks stockholders.

     INVESTORS ARE URGED TO READ THE PROXY STATEMENT — PROSPECTUS RELATING TO THE FOREGOING TRANSACTION THAT CIENA EXPECTS TO FILE WITH THE SEC BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. THE PROXY STATEMENT — PROSPECTUS AND OTHER DOCUMENTS FILED WITH THE SEC BY CIENA MAY BE OBTAINED, WHEN THEY BECOME AVAILABLE, FOR FREE AT THE SEC’S WEB SITE, WWW.SEC.GOV. THE PROXY STATEMENT-PROSPECTUS AND THESE OTHER DOCUMENTS MAY ALSO BE OBTAINED FOR FREE FROM CIENA OR WAVESMITH NETWORKS. REQUESTS TO CIENA MAY BE DIRECTED TO CIENA, 1201 WINTERSON RD., LINTHICUM, MD, 21090-2205, ATTENTION: INVESTOR RELATIONS. REQUESTS TO WAVESMITH NETWORKS MAY BE DIRECTED TO: WAVESMITH NETWORKS, INC., 35 NAGOG PARK, ACTON, MA, 01720, ATTENTION: CORPORATE COMMUNICATIONS.